FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of November, 2008

MAX RESOURCE CORP.

(formerly VANCAN CAPITAL CORP.)

(SEC File No. 0-30780)

Suite 1400 – 400 Burrard Street

Vancouver, B.C. V6C 3G2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

MAX RESOURCE CORP.

Suite 1400 – 400 Burrard Street

Vancouver, B.C.

V6C 3G2

Tel: (604) 643-1719

Fax: (604) 643-1789

November 21, 2008

TSX-V Symbol: MXR

OTC BB Symbol: MXROF

Frankfurt: M1D

NEWS RELEASE

MAX intersects 22 metres of 0.78 g/t gold at Howell

MAX Resource Corp. (TSX.V: MXR; OTCBB: MXROF; Frankfurt: M1D) has now received the results from the Howell gold project, the first of four drill programs completed by MAX during 2008.  The Howell project is located in south-eastern B.C., approximately 40 kilometres southeast of the city of Fernie.

Twelve holes totaling 1,312 metres of NQ core were completed and two new soil grids established.  Two distinct styles of mineralization were targeted; the first being carbonate hosted gold and the second being carbonate replacement mineralization (commonly referred to as “CRD”).

 The highlights of the 2008 drilling are as follows:

Hole	From (m)	To (m)	Width (m)	Gold g/t
HW-08-06 ext	23.7	204.0	180.7	0.26
Including	23.7	74.0	50.7	0.47
HW-08-07	88.1	92.0	3.9	0.65
and	132.0	138.0	6.0	0.53
HW-08-09	8.5	129.0	120.5	0.30
including	8.5	30.5	22.0	0.78
HW-08-10	8.0	10.0	2.0	0.79
HW-08-15	23.3	68.0	44.7	0.41
including	23.3	44.0	20.7	0.53

At Howell, disseminated gold mineralization occurs in limestone and as quartz stockworks in limestone and syenite intrusives.  Prior drilling included 1.23 g/t gold over 58 metres, 0.95 g/t gold over 39 metres, 0.65 g/t gold over 82 metres, and 0.57 g/t gold over 149 metres.

No CRD mineralization was identified in drill core although one of the soil grids (the southeastern grid) is believed to indicate such mineralization with a number of samples collected in 2008 returning very anomalous values in gold, silver, zinc and lead including values to 130 g/t silver and 1.4% lead in soil.  Holes HW-08-12 and HW-08-13 were drilled during the current program to test for CRD mineralization in the area where reverse circulation hole HRC-15, drilled by Placer Dome in 1988, had intersected 7.6 metres of apparent CRD mineralized dolomite grading 1.5% zinc, 1.4% lead, and 53.2 g/t silver.  Holes HW-08-12 and HW-08-13 were lost at 35 and 86 metres respectively, which was well short of the target depth, due to drilling difficulties.

A number of additional targets exist at Howell including a stockwork quartz system in limestone that has returned up to 3 grams gold in previous sampling and will be considered for further work in 2009.  Of the 119 samples collected in 2008 on the southeastern grid, which is 1.5 kilometres to the south of the 2008 CRD drill targets, 16 exceeded 100 ppm gold (maximum 714 ppb), 27 exceeded 500 ppm zinc (maximum 9,527 ppm) and 9 exceeded 400 ppm lead (maximum 14,000 ppm).  The southeastern grid was established in 2008 to fill in an area to the north of manto style zinc, lead, silver mineralization which was identified during reverse circulation drilling completed by Placer Dome in 1988 (HRC-2 with 7.5 metres grading 2.4% Zn, 0.40% Pb and 15.3 g/t Ag).  Reconnaissance prospecting in this area, completed by Eastfield in 1999, sampled a 300 metre northeast trending syenite intrusive that returned a value of 2.75 grams gold from the single sample collected.  Review of a subsequent airborne geophysical survey completed in 2004 highlighted this feature.

This news release has been reviewed by Mr. Clancy J. Wendt, P. Geo, a qualified person as that term is defined under National Instrument 43-101.

Howell is one of two exploration projects in British Columbia optioned earlier this year from Eastfield Resources Ltd. (TSX.V:ETF), as announced in our news release of June 9, 2008.

About MAX Resource Corp.

MAX Resource Corp. is a well-financed Canadian based exploration company with a diversified portfolio of mineral exploration projects in Canada and the Western United States.  Our properties include Uranium projects in the south western U.S. and northern Canada, Molybdenum in Alaska and Nevada, and Gold in Nevada and British Columbia.

For more information, please visit our web site at www.maxresource.com.

On behalf of the Board of Directors of

MAX Resource Corp.

“STUART ROGERS”

Stuart Rogers

President

Contact: Leonard MacMillan, Corporate Communication

Telephone: (800) 248-1872 or (604) 637-2140

info@maxresource.com      www.maxresource.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various degrees of risk. The following are important factors that could cause MAX’s actual results to differ materially from those expressed or implied by such forward looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future profitability and the uncertainty of access to additional capital.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAX RESOURCE CORP.

Date  December 5, 2008

By:      /s/ Stuart Rogers

Stuart Rogers

Director